EXHIBIT 99.3

POLYMET MINING CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

As at December 31, 2017 and January 31, 2017
And for the 11 months ended December 31, 2017
and 12 months ended January 31, 2017

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

General

The following information, prepared as at March 27, 2018 should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. and its subsidiaries (together “PolyMet” or the “Company”) as at December 31, 2017 and January 31, 2017 and for the eleven months ended December 31, 2017 and twelve months ended January 31, 2017 and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All amounts are expressed in United States (“U.S.”) dollars unless otherwise indicated.

Change of the Financial Year End

On December 7, 2017, the Company’s Board of Directors approved a change of the financial year end from January 31 to December 31.  The Company’s transition year consists of an eleven-month period ended on December 31, 2017.  The Company’s new financial year will consist of the following:

Period	Length of Period	Ending of Period	Comparative Period	Filing Deadline
Interim financials (1st Quarter)	3 months	Mar. 31, 2018	3 months ended Apr. 30, 2017	May 15, 2018
Interim financials (2nd Quarter)	6 months	Jun. 30, 2018	6 months ended Jul. 31, 2017	Aug 14, 2018
Interim financials (3rd Quarter)	9 months	Sep. 30, 2018	9 months ended Oct. 31, 2017	Nov 14, 2018
Audited Annual Financial Statements	12 months	Dec. 31, 2018	11 months ended Dec. 31, 2017	Apr 1, 2019

For additional information see the Notice filed on SEDAR on December 7, 2017.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”). These statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions.

The forward-looking statements contained in this MD&A are based on assumptions, which include, but are not limited to:
•	Obtaining permits on a timely basis;
•	Raising the funds necessary to develop the NorthMet Project and continue operations;
•	Execution of prospective business plans; and
•	Complying with applicable government regulations and standards.

Such forward-looking statements are subject to risks, uncertainties and other factors, including those listed or incorporated by reference under “Risk Factors” in the Annual Information Form.  These risks, uncertainties and other factors include, but are not limited to:
•	Changes in general economic and business conditions, including changes in interest rates and exchange rates;
•	Changes in the resource market including prices of natural resources, costs associated with mineral exploration and development, and other economic conditions;
•	Natural phenomena;
•	Actions by governments and authorities including changes in government regulation;
•	Uncertainties associated with legal proceedings; and
•	Other factors, many of which are beyond the Company’s control.

All forward-looking statements included in this MD&A are based on information available to the Company on the date of this MD&A.  The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law, rule or regulation.  Readers should not place undue reliance on forward-looking statements.  Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: The terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms.  Mineral Resources do not have demonstrated economic viability.  It cannot be assumed that all or any part of a Mineral Resource will be upgraded to Mineral Reserves.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies.  U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Business

PolyMet is a TSX and NYSE American listed Issuer engaged in the exploration and development of natural resource properties.  The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project (“NorthMet” or “Project”), a polymetallic project in northeastern Minnesota, United States of America, which hosts copper, nickel, cobalt and platinum group metal mineralization.

The NorthMet ore body is at the western end of a series of known copper-nickel-platinum group metal deposits in the Duluth Complex.  Completion of the Definitive Feasibility Study (“DFS”) in 2006 established proven and probable reserves, positioning NorthMet as the most advanced of the four advanced projects in the Duluth Complex: namely, from west to east, NorthMet, Mesaba, Serpentine, and Maturi.

PolyMet acquired the Erie Plant, associated infrastructure, and approximately 12,400 acres (19.4 square miles) of surface rights from Cliffs Erie LLC, a subsidiary of Cleveland-Cliffs Inc. (together “Cliffs”).  The plant is located about six miles west of the NorthMet ore body and comprises a 100,000 ton-per-day crushing and milling facility, a railroad and railroad access rights connecting the Erie Plant to the NorthMet ore body, tailings storage facilities, 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices, and approximately 6,000 acres of land to the east and west of the existing tailings storage facilities.

See additional discussion below.

Summary of Recent Events and Outlook

Highlights and recent events
PolyMet made significant progress during 2017 and 2018 to date.  Notably the state of Minnesota released draft permits for public comment, the U.S. House of Representatives approved bipartisan legislation to advance the land exchange, an updated technical report was released which included an assessment of higher throughput scenarios, and additional financing was secured to complete permitting, final engineering and certain early works that will facilitate the transition to construction upon receipt of final permits.

More specifically:
•
In January 2017, the United States Forest Service (“USFS”) issued its Final Record of Decision (“ROD”) authorizing a land exchange to transfer title of the surface rights over and around the NorthMet mineral rights to PolyMet in exchange for certain other lands owned by PolyMet;

•	In June 2017, the Company appointed Patrick Keenan as Chief Financial Officer;
•
In August 2017 and September, the Minnesota Department of Natural Resources (“MDNR”) released six draft water appropriation permits and two draft dam safety permits for 30-days of public review and comment which have all closed;

•	In September 2017, the Company issued and committed to issue to Glencore secured debentures with a total principal amount of $20 million;
•	In October 2017, the Company entered into an agreement with EIP Credit Co., LLC (“EIP Credit”) to reserve wetland bank credits for the NorthMet Project;
•
In November 2017, the U.S. House of Representatives approved bipartisan legislation introduced by Rep. Rick Nolan, D-MN-8 to ratify the previously approved land exchange between PolyMet and the U.S. Forest Service.  This bill has been advanced to the US Senate for consideration;

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

•	In January 2018, the MDNR released the draft Permit to Mine for public review and comment which has closed;
•
In January 2018, the Minnesota Pollution Control Agency (“MPCA”) released the draft water quality permit, draft section 401 certification, and draft air emissions permit for public review and comment which have all closed;

•	In February 2018, the final public hearings on the draft permits were completed;
•
In March 2018, the Company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019, reduce the interest rate on the outstanding debentures, and make available $80 million in additional debentures during 2018.  Proceeds will be used to complete pre- and post-permitting work, including detailed engineering and environmental cleanup, and to purchase wetland credits.  See additional discussion in the “Financing Activities” section below; and

•
In March 2018, the Company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements, and environmental controls described in the Final EIS and draft permits.  The update also included detailed capital costs, operating costs, and economic valuation for the mine plan being permitted as well as an assessment of potential future opportunities.  See additional discussion in the “Feasibility Study, Mineral Resources and Mineral Reserves” section below.

Net cash used in operating and investing activities during the eleven months ended December 31, 2017 was $26.7 million.  Primary activities during the period were related to permitting the NorthMet Project, including reimbursement to the state of Minnesota for its internal staff and contractor costs.  Other spending related to engineering and studies, maintaining existing infrastructure, financing, and general corporate purposes.

Goals and Objectives for the Next Twelve Months
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control.  Given these circumstances, PolyMet’s objectives include:

•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet as part of the authorized land exchange;
•	Favorable decision by the state on 401 Water Quality Certification and U.S. Army Corps of Engineers (“USACE”) Final ROD and 404 wetlands permit under Clean Water Act;
•	Favorable decisions on final state permits (Permit to Mine, air, water, and dam safety permits);
•	Completion of project implementation plan; and
•	Completion of construction finance plan, subject to typical conditions precedent such as receipt of key permits.

Upon completion of the land exchange, PolyMet will own surface rights to approximately 19,050 acres or 29.8 square miles of contiguous surface rights stretching from west of the Erie Plant to east of the proposed East Pit at NorthMet.

Following the agreement reached with Glencore to make available additional funding at the Company’s option as described in the “Financing Activities” section below, subject to permitting progress, PolyMet expects to spend approximately $80 million during the year ended December 31, 2018, with $30 million to complete the permit process and maintain existing infrastructure and $50 million to complete pre- and post-permitting work, including detailed engineering, environmental cleanup, and to purchase wetland credits.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

The Company is in discussions with commercial banks and other sources of debt and equity construction finance and aims to secure commitments sufficient to fund project requirements upon receipt of key permits.  Construction and ramp-up to commercial production is anticipated to take twenty-four to thirty months from receipt of key permits.

See additional discussion in the “Liquidity and Capital Resources” section below.

Detailed Description of Business

Asset Acquisitions
In November 2005, the Company acquired the Erie Plant and approximately 12,400 acres of surface rights, which is located approximately six miles west of the NorthMet deposit.   The plant was managed by Cliffs for many years and was acquired by Cliffs from LTV Steel Mining Company (“LTV”) after LTV’s bankruptcy, at which time the plant was shut down with a view to a potential restart.  The facility includes crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings storage facilities and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power.

Plans are to refurbish, reactivate and, as appropriate, update the crushing, concentrating and tailings storage facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals.  Once commercial operations are established, the Company may install an autoclave to upgrade nickel concentrates to produce a nickel-cobalt hydroxide and a precious metals precipitate.  The autoclave circuit is included as an option in the Final EIS.

In December 2006, the Company acquired from Cliffs, property and associated rights sufficient to provide a railroad connection linking the mine development site and the Erie Plant.  The transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, administrative offices and an additional 6,000 acres of land to the east and west of the existing tailings storage facilities.

PolyMet indemnified Cliffs for reclamation and remediation associated with the property under both transactions.  In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) regarding short-term and long-term environmental mitigation.  Field studies were completed in 2010 and 2011 and short-term mitigations approved by the MPCA were initiated in 2011.  In April 2012, long-term mitigation plans were submitted to the MPCA and, in October 2012, the MPCA approved plans for pilot tests of various treatment options to determine the best course of action.  Although there is substantial uncertainty related to applicable water quality standards, engineering scope, and responsibility for the financial liability, the October 2012 response from the MPCA, subsequent communications amongst the MPCA, Cliffs and the Company, and closure plans reflected in the Permit to Mine application provide increasing clarification of the potential liability for the long-term mitigation included in the Company’s environmental rehabilitation provision.

Feasibility Study, Mineral Resources and Mineral Reserves
PolyMet published an Updated Technical Report under NI 43-101 dated March 26, 2018 which  incorporates process improvements, project improvements, and environmental controls described in the Final EIS and draft permits.  The update also includes detailed capital costs, operating costs and economic valuations for the 32,000 short ton per day (STPD) mine plan being permitted.  Preliminary assessments for 59,000 STPD and 118,000 STPD mine plans were developed, however, they are not permitted and would require additional capital, detailed engineering, and environmental review and permitting. This report also updated proven and probable mineral reserves to an estimated 254.7 million short tons grading 0.294% copper, 0.084% nickel, 80 ppb platinum, 268 ppb palladium, 39 ppb gold, 74.42 ppm cobalt, and 1.06 ppm silver.  These mineral reserves lie within measured and indicated mineral resources of an estimated 649.3 million short tons grading 0.245% copper, 0.074% nickel, 65 ppb platinum, 221 ppb palladium, 33 ppb gold, 71 ppm cobalt, and 0.91 ppm silver. The Mineral Reserve estimates are based on metal prices for copper at $2.93 per pound, nickel at $6.50 per pound, cobalt at $13.28 per pound, palladium at $734 per ounce, platinum at $1,286 per ounce, gold at $1,263 per ounce, and silver at $19.06 per ounce.   Metal recovery factors are applied to each metal based on recovery curves. The NSR cut-off was set at $7.98 per ton and reflects processing, water treatment and G&A costs. The Mineral Resource estimates are based on metal prices for copper at $3.30 per pound. nickel at $8.50 per pound, cobalt at $13.28 per pound, palladium at $734 per ounce, platinum at $1,286 per ounce, gold at $1,263 per ounce and silver at $19.06 per ounce. Metal recovery factors are applied to each metal based on recovery curves developed. The NSR Cutoff was set at $7.35 per ton and reflects processing, G&A and water treatment costs.  See additional details in the Company’s most recent Annual Information Form or the Company’s NorhtMet Project Form NI 43-101F1 Technical Report dated March 26, 2018, both filed on SEDAR and EDGAR.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Environmental Review and Permitting
PolyMet commenced the environmental review and permitting process in 2004.  In 2005, the MDNR published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the USACE as the lead federal agency for preparation of an EIS for NorthMet.

In November 2009, the Co-lead Agencies published the NorthMet draft EIS, which marked the start of a period for public review and comment including two public meetings.

In June 2010, the Co-lead Agencies announced that they intended to complete the EIS process by preparing a supplemental draft EIS incorporating a proposed land exchange with the USFS and expanding government agency cooperation. The USFS joined the USACE as a federal Co-lead Agency and in June 2011, the U.S. Environmental Protection Agency (“EPA”) joined as a Cooperating Agency.

In December 2013, the Co-lead Agencies published the supplemental draft EIS, which started a new period for public review and comment including three public meetings.

In November 2015, the Co-lead Agencies published the Final EIS, which incorporated responses to comments on the draft EIS and supplemental draft EIS.

Since March 2016, when the MDNR issued its decision that the Final EIS met the requirements under MEPA, PolyMet has submitted the permit applications required to construct and operate the NorthMet Project.  During the second half of 2017 and 2018 to date, the regulatory agencies for the state of Minnesota have released a number of draft permits, including the Permit to Mine, Water Appropriation Permit, Dam Safety Permit, Section 401 Certification, and Air Emissions Permit.

Key permits and approvals to be received are:

U.S.  Army Corps of Engineers
•	Section 404 Individual Permit for Impacted Wetlands

Minnesota Department of Natural Resources
•	Permit to Mine
•	Water Appropriations Permit
•	Dam Safety Permit
•	Wetland Replacement Plan

Minnesota Pollution Control Agency
•	Section 401 Certification (required before the USACE can issue its ROD and Section 404 Permit)
•	National Pollutant Discharge Elimination System (NPDES) Permit
•	State Disposal System (SDS) Permit
•	Air Emissions Permit

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

State Permits
The permitting process is managed by the regulatory agencies and, therefore, timelines are not under PolyMet control.

On March 3, 2016, the MDNR issued its decision that the Final EIS addresses the objectives defined in the EIS scoping review, meets procedural requirements, and responds appropriately to public comments. The state’s decision also laid the foundation for decisions on permits to construct and operate the NorthMet Project.

After consultation with the MDNR and the MPCA, PolyMet submitted state permit applications required to construct and operate the Project, with the water-related applications submitted on July 11, 2016, air-related application on August 24, 2016, and the Permit to Mine application on November 3, 2016.

On August 11, 2017, the MDNR released six draft water appropriation permits for public review and comment which have all closed.

On September 15, 2017, the MDNR released two draft dam safety permits for public review and comment which have both closed.

On January 5, 2018, the MDNR released the draft Permit to Mine for public review and comment which has closed.

On January 18, 2018, the MPCA released the draft water quality permit and draft Section 401 Certification for public review and comment which have both closed.

On January 24, 2018, the MPCA released the draft air emission quality permit for public review and comment which has closed.

USFS Land Exchange
In November 2015, the USFS issued its Draft ROD on the proposed land exchange, concluding it is in the public interest and meets the desired conditions in the Superior National Forest Land and Resource Management Plan.  Publication of the Draft ROD started an objection process during which the public could comment on the Final EIS or the Draft ROD.

On January 9, 2017, after responding in writing to more than 22,500 individual comments, and supported by a Memorandum of Agreement under Section 106 of the National Historic Preservation Act, the USFS issued its Final ROD authorizing the land exchange.

The Final ROD cites several benefits of the land exchange, including:
•	A 505-acre net increase of wetlands to the federal estate;
•	A net increase of 94 acres with public water frontage available for public and tribal use;
•	A 40-acre net gain in USFS lands;
•	Improved management effectiveness by exchanging lands that have no public overland access with lands that do have access;
•	Reduction of 33 miles in property boundaries to be managed by the USFS;
•	Federal cost savings from the elimination of two easements and their associated administrative costs; and
•	Conveyance of federal lands already adjacent to intensively developed private lands for other inholdings in the Superior National Forest.

The Final ROD states the land exchange will eliminate a fundamental conflict between the rights that PolyMet has as a result of control of the mineral rights and the USFS position on those rights which otherwise could result in litigation that has no certain outcome and could set a judicial precedent regarding other lands acquired in the same deed under the Weeks Act.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Following issuance of the Final ROD in January 2017, four legal challenges were filed contesting various aspects of the land exchange.  In cases where it was not already named as a defendant, PolyMet applied for and was granted intervenor status.  It is now a co-defendant with the USFS in all four suits.  Motions have been filed by PolyMet to dismiss each of these suits for lack of standing.  On August 31, 2017, the U.S. District Court, District of Minnesota denied WaterLegacy’s motion for a preliminary injunction to stop the land exchange from proceeding while the WaterLegacy suit was pending.  There are no other pending motions for preliminary injunction.  PolyMet believes the environmental review process was thorough, thoughtful and in compliance with the law and that the USFS properly evaluated the proposed land exchange in the Final ROD.

On June 29, 2017, U.S. Rep. Rick Nolan, D-MN-8., introduced bipartisan legislation to direct the Secretary of Agriculture to move forward with the land exchange between PolyMet and the USFS, which will accelerate transfer and provide certainty of process.  H.R. 3115, the Superior National Forest Land Exchange Act of 2017, was heard July 26, 2017 in the House Natural Resources Committee and passed with bipartisan support.  On November 28, 2017, the US House of Representatives voted approval of the HR3115, the land exchange between PolyMet and the USFS, with a vote of 309 to 99.  On November 29, 2017, the bill was advanced to the US Senate for consideration. The Company will continue its involvement in the administrative steps to complete the land exchange transaction while the bill is under consideration.

On March 6, 2018, the U.S. District Court for the District of Minnesota stayed all four of the pending challenges to the land exchange “pending Congress’s consideration of the Act.” The Court also denied PolyMet’s pending motions to dismiss for lack of standing “without prejudice to their renewal.” This means that the Court does not intend to address the plaintiffs’ challenges to the land exchange unless and until the US Senate acts on HR3115. In the meantime, the Company is free to continue the administrative steps to complete the land exchange transaction.

Financing Activities

Glencore Financing
Since October 2008, the Company and Glencore have entered into a series of financing agreements comprising:

•
Equity – five separate agreements comprising $25.0 million placement of PolyMet common shares in calendar 2009 in two tranches; a $30.0 million placement of PolyMet common shares in calendar 2010 in three tranches; a $20.0 million placement of PolyMet common shares in calendar 2011 in one tranche; a $20.960 million purchase of PolyMet common shares in the 2013 Rights Offering; and a $10.583 million purchase of PolyMet common shares in the 2016 Private Placement;

•	Convertible debt (“Glencore Convertible Debt”) – agreement comprising $25.0 million initial principal secured convertible debentures drawn in four tranches; and
•
Non-convertible debt (“Glencore Non-Convertible Debt”) – four separate agreements comprising $30.0 million initial principal secured debentures in calendar 2015 drawn in four tranches; an $11.0 million initial principal secured debenture in calendar 2016 drawn in one tranche; a $14.0 million initial principal secured debenture in calendar 2016 drawn in four tranches; and a $20.0 million initial principal secured debenture in calendar 2017 drawn in two tranches.  Subsequent to December 31, 2017, a fifth separate agreement was entered into comprising up to $80.0 million initial principal secured debentures in calendar 2018 to be drawn in five tranches at the Company’s option.  See additional details below.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As a result of these financing transactions and the purchase by Glencore of PolyMet common shares previously owned by Cliffs, Glencore's ownership and ownership rights of PolyMet as at December 31, 2017 comprises:

•	92,836,072 shares representing 29.1% of PolyMet's issued shares;
•
Glencore Convertible Debt exchangeable through the exercise of an exchange warrant (“Exchange Warrant”) at $1.2696 per share into 38,660,854 common shares of PolyMet (including capitalized and accrued interest as at December 31, 2017) and where the exercise price and the number of shares issuable are subject to conventional anti-dilution provisions;

•
Warrants to purchase 7,055,626 common shares at $1.00 per share at any time until October 28, 2021, subject to acceleration on the earlier of receipt of permits necessary to construct NorthMet or the twelve month anniversary of the issue date provided the 20-day VWAP of PolyMet common shares is equal to or greater than $1.50 (“Acceleration Triggering Event”), and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions; and

•
Warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

If Glencore were to exercise all of its rights and obligations under these agreements, it would own 139,177,552 common shares of PolyMet, representing 38.1% on a partially diluted basis, that is, if no other options or warrants were exercised or 34.4% on a fully diluted basis, if all other options and warrants were exercised, whether they are in-the-money or not.  Warrants giving Glencore the right to purchase 6,458,001 shares of its common shares at $0.8231 per share expired on December 31, 2017.
Subsequent to December 31, 2017, warrants to purchase 6,458,001 common shares at $0.8231 per share at any time until March 31, 2019 were issued to Glencore.  See additional details below.

On June 3, 2016, the Company issued $3.0 million Tranche K secured debenture, on July 1, 2016 it issued $5.0 million Tranche L-1 secured debenture, on July 26, 2016 it issued $3.0 million Tranche L-2 secured debenture, and on August 5, 2016 it issued $3.0 million Tranche M secured debenture to Glencore.  Each of these debentures bears interest at twelve month U.S. dollar LIBOR plus 15.0%.  The Company provided security on these debentures covering all of the assets of PolyMet, including a pledge of PolyMet’s 100% ownership of Poly Met Mining, Inc.  The due date of these debentures was initially the earlier of (i) March 31, 2017 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.

On September 14, 2016, the Company extended the term of the Glencore Non-Convertible Debt, the term of the Glencore Convertible Debt and the expiration date of the associated Exchange Warrant to the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  In connection with this extension, the Company issued warrants to purchase 625,000 common shares at $0.7797 per share at any time until October 28, 2021, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  All other terms of the debt were unchanged.  The transaction has been accounted for as a modification of the existing debentures with the $0.250 million fair value of the warrants allocated pro rata on the basis of the Glencore Non-Convertible Debt and Glencore Convertible Debt and an offsetting entry to equity reserves.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As a result of anti-dilution provisions in the agreement, following the private placement which closed on October 18, 2016, the exchange price was adjusted to $1.2696 per share from $1.2920 per share.  The adjustment did not have a material impact to the financial statements.

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.

On September 14, 2017, the Company agreed to issue to Glencore secured debentures with a total principal amount of $20.0 million.  The debentures bear interest at twelve month US dollar LIBOR plus 15.0% and are due on the earlier of (i) March 31, 2018 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche N Debenture in the amount of $15.0 million was issued on September 18, 2017.  The Tranche O Debenture in the amount of $5.0 million was issued subsequent to year end on January 18, 2018.

On March 23, 2018, the Company amended its previous financing arrangement with Glencore.  The maturity date of the Convertible Debt and the Non-Convertible Debt was extended to the earlier of March 31, 2019, or the earlier of the availability of at least $100 million of debt or equity financing, or when it is prudent for PolyMet to repay the debt.   The interest rate was reduced from 12-month US dollar LIBOR plus 15.0% to 12-month US dollar LIBOR plus 10.0% effective April 1, 2018.  The convertibility of the Convertible Debt was extended to March 31, 2019 and 6,458,001 purchase warrants were reissued with an expiration date of March 31, 2019 and an exercise price of $0.8231 per share, both of which were approved by the NYSE American and TSX.  All other terms of both the debentures and the warrants described above remain unchanged.  In addition, the Company agreed to issue to Glencore secured debentures with a total principal amount of up to $80.0 million at the Company’s option.  The debentures bear interest at twelve month US dollar LIBOR plus 10.0% and if issued, are due on the earlier of (i) March 31, 2019 or (ii) the availability of at least $100 million of debt or equity financing or (iii) when it is prudent for PolyMet to repay the debt, on which date all principal and interest accrued to such date will be due and payable.  The Tranche P Debenture in the amount of $20.0 million may be issued on or before May 1, 2018.  The Tranche Q Debenture in the amount of $15.0 million may be issued on or before August 1, 2018.  The Tranche R Debenture in the amount of $20.0 million may be issued on or before September 18, 2018.  The Tranche S Debenture in the amount of $15.0 million may be issued on or before November 1, 2018.  The Tranche T Debenture in the amount of $10.0 million may be issued on or before December 31, 2018.

Equity Financing
On October 18, 2016, the Company issued 25,963,167 units (“Placement Units”) in a private placement to subscribers for gross proceeds of $19.472 million.  Each Placement Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 25,963,167 common shares and 13,641,586 purchase warrants were issued under this transaction, including 660,005 broker warrants issued to the underwriters.  The amount attributable to common shares was $15.881 million and the amount attributable to warrants was $2.174 million, which includes the broker warrant fair value of $0.151 million.  Transaction costs for the issuance were $1.568 million.  The closing triggered customary anti-dilution provisions for the Exchange Warrant.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

On October 28, 2016, the Company issued 14,111,251 units (“Glencore Units”) to Glencore for gross proceeds of $10.583 million pursuant to Glencore’s right to maintain its pro rata ownership following the private placement which closed on October 18, 2016.  Each Glencore Unit consists of one common share and one half of one common share purchase warrant, each whole warrant exercisable for one common share at a price of $1.00 per share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to the Acceleration Triggering Event, and where the exercise price and the number of warrants are subject to conventional anti-dilution provisions.  A total of 14,111,251 common shares and 7,055,626 purchase warrants were issued under this transaction.  The amount attributable to common shares was $9.210 million and the amount attributable to warrants was $1.270 million.  Transaction costs for the issuance were $0.103 million.

Land Financing
During the twelve months ended January 31, 2017, the Company fully repaid a $4.0 million initial principal loan, drawn in June 2011 from the Iron Range Resource and Rehabilitation Board (“IRRRB”).  The loan was used to exercise the Company’s options to acquire land as part of the proposed land exchange with the USFS authorized by the USFS on January 9, 2017.  The loan was secured by the land acquired and carried a fixed interest rate of 5%, compounded annually.  Warrants giving the IRRRB the right to purchase 461,286 shares of its common shares at $2.1678 per share expired on June 30, 2016.

During the eleven months ended December 31, 2017 the Company issued 396,616 shares (January 31, 2017 – 241,376 shares) to maintain land purchase options valued at $0.256 million (January 31, 2017 - $0.200 million).

Other Financing
In March 2012, the Company acquired a secured interest in land owned by AG for Waterfowl, LLP ("AG") that is permitted for wetland restoration.  AG subsequently assigned the agreement to EIP Minnesota, LLC (“EIP”) in September 2012.  EIP will restore the wetlands and, upon completion, wetland credits are to be issued by the proper government authorities.  As part of the initial consideration, AG received warrants to purchase 1,249,315 common shares at $1.3007 per share.  These warrants expired December 31, 2015.

In April 2015, the Company entered into a revised agreement with EIP whereby EIP will seek to sell credits the Company does not need to third parties and, over time, reimburse the Company for its costs.  The Company’s right to purchase remaining credits under the April 2015 agreement expired on February 28, 2017 and EIP will seek to sell these credits and reimburse the Company for its costs under the terms of the agreement.  The Company initially recognized the February 2017 receivable at fair value calculated using a 9.75% discount rate and 15-year term resulting in a receivable of $0.564 million and a non-cash charge of $1.324 million.  Subsequent fair value changes are accounted for through other comprehensive income or loss.

On October 27, 2017, an agreement was entered into with EIP Credit Co., LLC to reserve wetland bank credits for the NorthMet Project for a minimum of five years in exchange for an initial down payment applicable to the purchase price, contractual transfer of certain lands, and annual option payments not applicable to the purchase price.  The initial consideration paid was $0.810 million in cash and $2.320 million in lands valued using unobservable inputs (Level 3 measurements) and resulted in a non-cash charge of $0.469 million.  Annual option payments will not be recorded to Intangible whereas option exercise payments will be recorded to Intangible and transferred to Mineral Property, Plant and Equipment once placed into service.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Summary of Quarterly Results
(All figures in thousands of U.S. dollars except loss per share)

	Two and Three Months Ended
	Dec 31, 2017	Oct 31, 2017	Jul 31, 2017	Apr 30, 2017	Jan 31, 2017	Oct 31, 2016	Jul 31, 2016	Apr 30, 2016
Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,584)	(1,193)	(2,080)	(1,268)	(2,583)	(993)	(1,178)	(1,840)
Other Income (Expenses)	(350)	(1,058)	(608)	(1,957)	(645)	(1,101)	(377)	(512)
Loss for the Period	(1,934)	(2,251)	(2,688)	(3,225)	(3,228)	(2,094)	(1,555)	(2,352)
Loss per Share (1)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Cash used in operating activities	(748)	(914)	(1,454)	(1,874)	(1,589)	(1,483)	(855)	(1,536)
Cash provided by (used) by financing activities	-	14,917	-	-	331	31,085	5,832	-
Cash used in investing activities	(3,569)	(6,997)	(6,166)	(4,937)	(5,613)	(6,339)	(4,553)	(6,858)

(1)	Loss per share amounts may not reconcile due to rounding differences.

The loss for the period includes share-based compensation for the two and three months ended:
December 31, 2017 - $0.223 million	January 31, 2017 - $0.811 million
October 31, 2017 - $0.283 million	October 31, 2016 - $0.137 million
July 31, 2017 - $0.672 million	July 31, 2016 - $0.233 million
April 30, 2017 - $0.140 million	April 30, 2016 - $0.627 million

Results fluctuate from period to period based on NorthMet development and corporate activities.  Additional discussion of significant items is included below.

Two months ended December 31, 2017 compared to three months ended January 31, 2017

Focus during the current year period was on environmental permitting for the NorthMet Project, maintenance of existing infrastructure, and financing consistent with prior periods.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $1.934 million ($0.01 loss per share) compared to a loss of $3.228 million ($0.01 loss per share) during the prior year period. The decrease in net loss was primarily due to the current year period being one month shorter.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $0.748 million compared to cash used during the prior year period of $1.589 million. The variance in cash is primarily due to the current year period being one month shorter.

Cash provided by financing activities during the current year period was $nil compared to cash provided during the prior year period of $0.331 million.

Cash used in investing activities during the current year period was $3.569 million compared to cash used during the prior year period of $5.613 million.  The decrease was primarily due to the current year period being one month shorter.

Including the effect of foreign exchange, total cash on hand increased during the current year period by $4.317 million to $6.931 million compared to the prior year period where cash decreased $6.871 million to $18.674 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

c) Capital Expenditures for the Period:

During the current year period the Company reversed $0.573 million of capitalized mineral property, plant, and equipment costs primarily related to the development and preservation of the NorthMet Project as compared to capitalizing $13.748 million during the prior year period.  The decrease largely reflects the period being one month shorter and a reduction to the environmental rehabilitation provision due to revisions to estimated cash flows as a result of closure plans reflected in the Permit to Mine application.

Selected Annual Financial Information
(All figures in thousands of U.S. dollar except loss per share)

For the Periods Ended	11 months ended December 31, 2017	12 months ended January 31, 2017	12 months ended January 31, 2016
Revenue	-	-	-
Net Loss	(10,098)	(9,229)	(9,346)
Basic and Diluted Loss Per Share	(0.03)	(0.03)	(0.03)
Total Assets	409,042	389,049	337,660
Convertible and Non-Convertible Debt	141,335	107,906	79,009
Total Shareholders’ Equity	198,675	207,329	184,657

The loss for the fiscal year includes share-based compensation expense of:
December 31, 2017 - $1.318 million
January 31, 2017 - $1.808 million
January 31, 2016 - $0.457 million

Eleven months ended December 31, 2017 compared to twelve months ended January 31, 2017

Focus during the current year period was on environmental permitting process for the NorthMet Project, maintenance of existing infrastructure and financing.

a) Loss for the Period:

During the current year period, the Company incurred a loss of $10.098 million ($0.03 loss per share) compared to a loss of $9.229 million ($0.03 loss per share) during the prior year period.  The increased net loss was due to a non-cash charge on disposal of intangibles and land in the current year period.

b) Cash Flows for the Period:

Cash used in operating activities during the current year period was $4.990 million compared to cash used during the prior year period of $5.463 million. The variance in cash is primarily due to the current year period being one month shorter.

Cash provided by financing activities during the current year period was $14.917 million compared to cash provided during the prior year period of $37.248 million. The current year period includes $14.917 million in net proceeds from funding of the non-convertible loan. The prior year period includes $28.535 million in share issuance proceeds and $13.943 million in non-convertible loan funding partially offset by $5.111 million debt repayment.

Cash used in investing activities during the current year period was $21.669 million compared to cash used during the prior year period of $23.363 million. The decrease was primarily due to decreased environmental technical support as the permitting process winds down and the current year period being one month shorter.

Including the effect of foreign exchange, total cash on hand decreased during the current year period by $11.741 million to $6.931 million compared to the prior year period where cash increased $8.418 million to $18.674 million.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

c) Capital Expenditures for the Period:

During the current year period the Company capitalized $30.292 million (prior year period - $43.264 million) of mineral property, plant, and equipment costs primarily related to the development and preservation of the NorthMet Project.  The decrease largely reflects a reduction to the environmental rehabilitation provision due to revisions to estimated cash flows as a result of closure plans reflected in the Permit to Mine application.

Year ended January 31, 2017 compared to year ended January 31, 2016

Focus during the year ended January 31, 2017 was on environmental permitting for the NorthMet Project, maintenance of existing infrastructure, and financing.

a) Loss for the Year:

During the year ended January 31, 2017, the Company incurred a loss of $9.229 million ($0.03 loss per share) compared to a loss of $9.346 million ($0.03 loss per share) during the year ended January 31, 2016. An increase in finance costs and non-cash share-based compensation was offset by a non-cash charge on disposal of intangibles.

b) Cash Flows for the Year:

Cash used in operating activities for the year ended January 31, 2017 was $5.463 million compared to cash used in the year ended January 31, 2016 of $4.822 million. The variance in cash is primarily due to operating variances noted above.

Cash provided by financing activities for the year ended January 31, 2017 was $37.248 million compared to cash provided in the year ended January 31, 2016 of $33.015 million. The year ended January 31, 2017 includes $28.535 million in share issuance proceeds and $13.943 million in non-convertible loan funding partially offset by $5.111 million debt repayment.  The year ended January 31, 2016 includes $32.954 million in net proceeds from funding of the non-convertible loan and share option exercises.

Cash used in investing activities for the year ended January 31, 2017 was $23.363 million compared to cash used in the year ended January 31, 2016 of $27.228 million. The decrease was primarily due to decreased environmental technical support as the permitting process winds down.

Including the effect of foreign exchange, total cash for the year ended January 31, 2017 increased by $8.418 million for a balance of $18.674 million compared to the year ended January 31, 2016 where cash increased $0.955 million for a balance of $10.256 million.

c) Capital Expenditures for the Year:

During the year ended January 31, 2017 the Company capitalized $43.264 million (prior year - $25.402 million) of mineral property, plant, and equipment costs primarily related to the development and preservation of the NorthMet Project.  The increase largely reflects a change in the environmental rehabilitation provision due to estimated cash flow revisions reflecting the status of discussion and negotiation at the time and changes in the market risk-free interest rate.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Liquidity and Capital Resources

As at December 31, 2017, the Company had a working capital deficiency of $138.057 million compared with working capital of $16.267 million as at January 31, 2017 consisting primarily of cash of $6.931 million (January 31, 2017 - $18.674 million), accounts payable and accruals of $3.630 million (January 31, 2017 - $3.188 million), current convertible debt of $49.067 million (January 31, 2017 - $nil), current non-convertible debt of $92.268 million (January 31, 2017 - $nil) and current environmental rehabilitation provision of $1.266 million (January 31, 2017 - $0.781 million). Subsequent to December 31, 2017, PolyMet and Glencore agreed to extend the maturity date of the secured convertible debt and secured non-convertible debt to March 31, 2019.  See additional details in the “Financing Activities” section above.

As at December 31, 2017, the Company had firm commitments related to the environmental permitting process, wetland credits, land options and rent of approximately $1.5 million with $0.4 million due over the next year and the remainder due over five years.

As at December 31, 2017, the Company had non-binding commitments to maintain its mineral lease rights of $0.180 million with all due in the next two years.

The following table lists the known contractual obligations as at December 31, 2017:

Contractual Obligations	Carrying Value	Contractual Cash flows	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts payable and accruals	$3,630	$3,630	$3,630	$-	$-	$-
Convertible debt (Note 8)	49,067	51,183	51,183	-	-	-
Non-convertible debt (Note 9)	92,268	96,294	96,294	-	-	-
Firm commitments	-	1,529	448	581	500	-
Total	$144,965	$152,636	$151,555	$581	$500	$-

As noted above, the convertible debt and non-convertible debt were both extended to March 31, 2019 subsequent to December 31, 2017.  The Company expects to repay the non-convertible debt from additional financing and to either exchange the convertible debt into equity or repay from additional financings.

Firm commitments relate to the environmental permitting process, wetland credits, land options, and rent of approximately $1.5 million with $0.4 million due over the next year and the remainder due over five years.

As at December 31, 2017, the Company had obligations to issue 3,640,000 shares under the Company’s bonus share incentive plan upon achievement of Milestone 4 representing commencement of commercial production at NorthMet at a time when the Company has not less than 50% ownership interest in NorthMet.  At the Company’s Annual General Meeting of shareholders held in June 2008, the disinterested shareholders approved the bonus shares for Milestone 4.  Regulatory approval is required prior to issuance of these shares.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of operations.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over financial assets due at any point in time.

As a result of the extension to all outstanding debentures and agreement to make available additional debenture funding as described further in Note 16, the Company has secured sufficient financing to meet its current obligations, as well as fund ongoing development and administration expenses in accordance with the Company’s spending plans through December 31, 2018.  Management believes, based upon the underlying value of the NorthMet Project, the advanced stage of permitting, the history of support from its shareholders (see Notes 7, 8, 9 and 16) and the ongoing discussions with investment banks and investors, that financing will continue to be available allowing the Company to obtain financing necessary to complete the development of NorthMet and generate future profitable operations.  While in the past the Company has been successful in closing financing agreements, there can be no assurance it will be able to do so again.  Factors that could affect the availability of financing include the state of debt and equity markets, investor perceptions and expectations, and the metals markets.

The Company is in discussions with commercial banks and other sources of both debt and equity construction finance and aims to secure commitments sufficient to fund the capital costs with funding available upon receipt of key permits.  Construction and ramp up to commercial production is anticipated to take approximately twenty-four to thirty months from receipt of key permits.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Financial Instruments and Risk Management

The Company’s financial instruments are classified as loans and receivables, available for sale, and other financial liabilities.

Fair Value Measurements

The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1 –	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 –	Inputs for the asset or liability that are not based on observable market data.

The fair values of cash, current amounts receivable, accounts payable and accruals approximate their carrying amounts due to their short-term nature.  The fair value of convertible debt and non-convertible debt approximates the carrying amount at amortized cost using the effective interest method.  The Company believes this is appropriate as the maturity date is less than twelve months.

Risks Arising from Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including currency and interest rate), credit risk, and liquidity risk.  Reflecting the current stage of development of the Company’s NorthMet Project, the overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of executive management.  Material risks are identified and monitored and are discussed with the Audit Committee and the Board of Directors.

Currency Risk

The Company incurs expenditures in Canada and in the United States.  The functional and reporting currency of the Company and its subsidiary is the U.S. dollar.  Foreign exchange risk arises because the amount of Canadian dollar cash, amounts receivable, or accounts payable and accrued liabilities will vary in U.S. dollar terms due to changes in exchange rates.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

As the majority of the Company’s expenditures are in U.S. dollars, the Company has kept a significant portion of its cash in U.S. dollars.  The Company has not hedged its exposure to currency fluctuations as the exposure to currency risk is currently insignificant.

Interest Rate Risk

Interest rate risk arises from interest paid on floating rate debt and interest received on cash and short-term deposits.  The Company has not hedged any of its interest rate risk.  The Company currently capitalizes to qualifying assets the majority of interest charges, and therefore the risk exposure is primarily on cash interest payable and net earnings in relation to the subsequent depreciation of capitalized interest charges.

The Company was exposed to interest rate risk through the following assets and liabilities:

	December 31, 2017	January 31, 2017
Cash	$6,931	$18,674
Convertible debt	49,067	42,154
Non-convertible debt	$92,268	$65,752

Based on the above net exposures, as at December 31, 2017, a 1% change interest rates would have impacted the Company’s loss by approximately $0.069 million and carrying value of convertible and non-convertible debt by approximately $1.413 million.

Credit Risk

Credit risk arises on cash held with banks and financial institutions, as well as credit exposure on outstanding amounts receivable.  The maximum exposure to credit risk is equal to the carrying value of the financial assets of $9.896 million.

The Company’s cash is primarily held through a large Canadian financial institution.

Liquidity Risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due and arises through the excess of financial obligations over available financial assets due at any point in time.  The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time and is achieved by maintaining sufficient cash and managing convertible and non-convertible debt.  See additional discussion in the “Liquidity and Capital Resources” section above.

Capital Management

The Company’s capital management objective is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property.  In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and non-convertible debt.  The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.  The Company has no externally imposed capital requirements.

In order to assist in management of its capital requirements, the Company prepares budgets that are updated as necessary depending on various factors.  The budgets are approved by the Company’s Board of Directors.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Although the Company has the necessary resources to carry out its plans and operations through December 31, 2018, it does not currently have sufficient capital to complete the development of NorthMet and generate future profitable operations and is in discussions to arrange sufficient capital to meet these requirements.  See additional discussion in the “Liquidity and Capital Resources” section above.

Related Party Transactions

The Company conducted transactions with senior management, directors and persons or companies related to these individuals, and paid or accrued amounts as follows:

	11 months ended December 31, 2017 (1)	12 months ended January 31, 2017 (2)
Salaries and other short-term benefits	$1,898	$1,828
Other long-term benefits	42	44
Share-based payment (3)	836	1,709
Total	$2,776	$3,581

(1)
Eleven months ended December 31, 2017 includes Directors (Dennis Bartlett, Jonathan Cherry, Mike Ciricillo, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Patrick Keenan, Douglas Newby, and Bradley Moore).

(2)
Twelve months ended January 31, 2017 includes Directors (Jonathan Cherry, Matthew Daley, David Dreisinger, W. Ian L. Forrest, Helen Harper, Alan Hodnik, William Murray, Stephen Rowland, and Michael Sill) and senior management (Jonathan Cherry, Douglas Newby, and Bradley Moore).

(3)	Share-based payment represents the amount capitalized or expensed during the period.

There are agreements with key employees (Jonathan Cherry, Patrick Keenan and Bradley Moore) containing severance provisions for termination without cause or in the event of a take-over.  Other than the President and Chief Executive Officer, PolyMet directors do not have agreements providing for benefits upon termination of their engagement.

As a result of Glencore’s 29.1% ownership it is also a related party.  In addition to the transactions described in the “Financing Activities” section above, the Company has entered into a Technical Services Agreement with Glencore whereby the Company reimburses Glencore for NorthMet technical support costs requested under an agreed scope of work, primarily in detailed project design and mineral processing.  During the eleven months ended December 31, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.102 million) for services under this agreement.  The Company had also entered into a Financing Advisory Agreement with Glencore whereby the Company reimbursed Glencore for NorthMet financing advisory support costs.  During the eleven months ended December 31, 2017, the Company recorded $nil (year ended January 31, 2017 - $0.730 million) for services under this agreement.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  These critical accounting estimates require management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Critical accounting estimates and judgments used in the preparation of these consolidated financial statements are as follows:

(i)  Determination of mineral reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s property. In order to estimate reserves, judgments are required about a range of geological, technical and economic factors, including quantities, production techniques, production costs, capital costs, transport costs, demand, prices and exchange rates. Estimating the quantity of reserves requires the size, shape and depth of deposits to be determined by analyzing geological data. This process may require complex and difficult geological judgments to interpret the data.  In addition, management will form a view of future sales prices based on current and long-term historical price trends. Changes in proven and probable reserves estimates may impact the carrying value of property, plant and equipment, restoration provisions, recognition of deferred tax amounts and depreciation, depletion and amortization.

(ii)  Impairment of non-financial assets

Carrying amounts of non-financial assets, including mineral property, plant and equipment, and intangibles are reviewed at each reporting date or when events or changes in circumstances occur that indicate the asset may not be recoverable to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated at the greater of its value in use and its fair value less costs of disposal.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount.  An impairment loss previously recorded is reversed if there has been a change in the estimates used to determine the recoverable amount resulting in an increase in the estimated service potential of an asset.

For mineral property interests, the Company considers both external and internal sources of information in assessing whether there are indications of impairment. External sources of information include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interests. Internal sources of information include indications of economic performance of the asset.  No impairment indicators were identified on the mineral property, plant and equipment or intangible for the eleven months ended December 31, 2017 or twelve months ended January 31, 2017.

(iii)  Provision for Environmental Rehabilitation Costs

 Provision for environmental rehabilitation costs associated with mineral property, plant and equipment are recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money.

It is possible estimates of ultimate environmental rehabilitation liabilities could be affected by changes in regulations, changes in the extent of environmental rehabilitation required, changes in the means of rehabilitation, changes in the extent of responsibility for the financial liability or changes in cost estimates.  Operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

The Company’s provision for environmental rehabilitation cost obligations represents management’s estimate of the present value of the future cash outflows required to settle the liability.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Adoption of New or Amended Accounting Standards

On February 1, 2017, the Company adopted the following new or amended accounting standards that were previously issued by the IASB. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IAS 7 – Statement of Cash Flows

IAS 7 was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes and amendments are effective for annual periods beginning on or after January 1, 2017.

Future Accounting Standards

Information on new standards, amendments and interpretations effective for annual periods beginning on or after January 1, 2018 and that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements and are therefore not discussed below.

IFRS 9 – Financial Instruments

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. This standard replaces parts of IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition.  On transition, the Company’s investments classified as available-for-sale (EIP receivable- Note 5) will be re-designated as FVTPL financial instruments, and its revaluation adjustments will be recorded in the statement of loss instead of through other comprehensive loss. The Company expects adoption will result in an adjustment to the opening deficit and accumulated other comprehensive loss for cumulative gains/losses on the EIP receivable (see Note 5) and that the adjustment does not have a significant impact on the Company’s financial statements.

For financial liabilities, the standard retains most of the IAS 39 requirements, except as it relates to modifications of liabilities. Under IAS 39, when an entity modified a financial liability, it would decide whether this modification was significant enough to constitute an extinguishment. If the modification was considered an extinguishment of the initial debt, the new modified debt was recorded at fair value and a gain/loss recognized in income for the difference between the carrying amount of the old debt and the new debt. This extinguishment accounting remains the same under IFRS 9.  However, accounting under IFRS 9 differs where the change was not significant enough to be an extinguishment. Under IAS 39 modifications would not lead to an immediate income charge as the cash flows of the modified debt would be discounted using the revised effective interest rate over the remaining term of the debt.  However, under IFRS 9, the cash flows under the modified debt should be re-discounted using the original effective interest rate of the instrument.  The Company expects adoption will result in an adjustment to the opening deficit and carrying value of its convertible and non-convertible debt due to several prior modifications to the outstanding debentures (see Notes 8 and 9).  The Company is assessing the impact this adjustment will have on the Company’s financial statements.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

IFRS 9 also introduces a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition.  The Company does not expect this to have a significant impact on the Company’s financial statements upon adoption.

The new standard is effective for annual periods beginning on or after January 1, 2018 and the Company will adopt IFRS 9 effective January 1, 2018.

IFRS 16 – Leases

IFRS 16 replaces IAS 17 - Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting in accounting treatment similar to finance leases under IAS 17 - Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest expense component recognized for each lease, in line with finance lease accounting under IAS 17 - Leases. The Company expects adoption will result in identification of one qualifying office lease, which will not have a significant impact on the Company’s financial statements. The Company’s other leases (Note 3) are leases to explore mining rights and are excluded from IFRS 16’s scope.

The new standard will be effective for annual periods beginning on or after January 1, 2019 with early adoption permitted and the Company plans to adopt IFRS 16 effective January 1, 2018.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 - Revenue and IAS 11 - Construction Contracts and provides a five-step framework for application to customer contracts: identification of customer contract, identification of the contract performance obligations, determination of the contract price, allocation of the contract price to the contract performance obligations, and revenue recognition as performance obligations are satisfied. A new requirement where revenue is variable stipulates that revenue may only be recognized to the extent that it is highly probable that significant reversal of revenue will not occur. The new standard will be effective for annual periods beginning on or after January 1, 2018.  The Company does not expect IFRS 15 to have a significant impact on the Company’s financial statements upon adoption.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:  Unlimited common shares without par value.

The following table summarizes the outstanding share information as at March 22, 2018:

Type of Security	Number Outstanding	Weighted Average Exercise Price
Issued and outstanding common shares	320,302,721	$-
Restricted share units	2,334,971	$-
Share options	21,214,002	$0.94
Share purchase warrants	21,231,712	$0.99
Convertible debt including capitalized interest	38,660,854	$1.27

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties.  Only those persons who can bear the risk of the entire loss of their investment should participate.  An investor should carefully consider the risks described in PolyMet’s Annual Information Form for the eleven months ended December 31, 2017 and other information filed with both the Canadian and United States securities regulators before investing in the Company’s common shares.  The risks described in PolyMet’s Annual Information Form are not the only ones faced.  Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business.  If any of the risks described in PolyMet’s Annual Information Form for the eleven months ended December 31, 2017 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Evaluation of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the US Exchange Act and the rules of the Canadian Securities Administrators as at December 31, 2017 (the "Evaluation Date"). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective. Such disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports that it files or submits to the US Securities and Exchange Commission and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and includes controls and procedures designed to ensure information relating to the Company required to be included in reports filed or submitted under Canadian and United States securities legislation is accumulated and communicated to the Company’s management to allow timely decision regarding disclosure.

Management’s Responsibility for Consolidated Financial Statements

The information provided in this report and the accompanying Consolidated Financial Statements of PolyMet Mining Corp. (the “Company) are the responsibility of management.  The Consolidated Financial Statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include certain estimates that reflect management’s best judgments.

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfills its responsibilities regarding the Consolidated Financial Statements mainly through its Audit Committee, which has a written mandate that complies with current requirements of Canadian securities legislation, United States securities legislation, and the United States Sarbanes-Oxley Act of 2002.  The Audit Committee meets at least on a quarterly basis.

PolyMet Mining Corp.
Management Discussion and Analysis
As at December 31, 2017 and January 31, 2017 and for the 11 months and 12 months then ended
Tabular amounts in thousands of U.S. Dollars, except for shares and per share amounts

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Internal control over financial reporting, no matter how well designed, has inherent limitations.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2017.  In making its assessment, management has used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as at that date.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report, which is included with the Company’s annual consolidated financial statements.

Additional Information

Additional information related to the Company is available on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and on the Company’s website www.polymetmining.com.